Exhibit 99.2

RADWARE LTD.

NOTICE OF 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, JULY 28, 2022

Notice is hereby given that the 2022 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of Radware Ltd. (the “Company”) will be held on Thursday, July 28, 2022, at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel, for the following purposes:

1.	To elect Mr. Roy Zisapel, Ms. Naama Zeldis and Mr. Meir Moshe as Class II directors of the Company until the annual general meeting of shareholders to be held in 2025;

2.	To approve amendments to the Company's Compensation Policy for Executive Officers and Directors;

3.	To approve the compensation terms of, including grant of equity-based awards to, the President and Chief Executive Officer of the Company; and

4.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

In addition to the above resolutions, at the Meeting the Company will (i) present and discuss the financial statements of the Company for the year ended December 31, 2021 and the auditors’ report for this period; and (ii) transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

These proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety.

Shareholders of record at the close of business on June 24, 2022 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. You may also submit your proxy vote by telephone or via the Internet by following the proxy voting instructions included with the enclosed materials. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy and to vote your shares in person.

By Order of the Board of Directors
/s/ Roy Zisapel
ROY ZISAPEL
President and Chief Executive Officer

Date: June 23, 2022

IMPORTANT NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS: The Notice of the Annual General Meeting, proxy statement and proxy card are available at www.proxyvote.com

RADWARE LTD.
22 RAOUL WALLENBERG ST.
TEL AVIV 6971917, ISRAEL

_____________________

PROXY STATEMENT

2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS
 _____________________

This Proxy Statement is furnished to the holders of ordinary shares of Radware Ltd. ("Radware", "we" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2022 Annual General Meeting of Shareholders (the "Annual General Meeting", the "Meeting" or the "2022 AGM"), or at any postponements or adjournments thereof, pursuant to the accompanying Notice of 2022 Annual General Meeting of Shareholders.

The Annual General Meeting will be held on Thursday, July 28, 2022 at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel.

INTRODUCTION

Unless indicated otherwise by the context, all references in this Proxy Statement to:

•	"we", "us", "our", "Radware", or the "Company" are to Radware Ltd. and its subsidiaries;

•	"dollars" or "$" are to United States dollars;

•	"NIS" or "shekel" are to New Israeli Shekels;

•	the "Companies Law" or the "Israeli Companies Law" are to the Israeli Companies Law, 5759-1999;

•	“including” or “include,” shall be deemed to be followed by the phrase “without limitation”;

•	the "SEC" are to the United States Securities and Exchange Commission;

•	"ordinary shares" or “shares” are to our ordinary shares, NIS 0.05 par value per share; and

•	"2020 Annual Report" is to the annual report on Form 20-F we filed with the SEC on April 20, 2021.

•	"2021 Annual Report" is to the annual report on Form 20-F we filed with the SEC on April 11, 2022.

On June 1, 2022, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.325 to $1.00. Unless derived from our financial statements or indicated otherwise by the context, statements in this Proxy Statement that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

PURPOSE OF THE MEETING

                It is proposed that at the Annual General Meeting, resolutions be adopted as follows:

1.	To elect Mr. Roy Zisapel, Ms. Naama Zeldis and Mr. Meir Moshe as Class II directors of the Company until the annual general meeting of shareholders to be held in 2025;

2.	To approve amendments to the Company's Compensation Policy for Executive Officers and Directors;

3.	To approve the compensation terms of, including grant of equity-based awards to, the President and Chief Executive Officer of the Company; and

4.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

In addition to adopting the above resolutions, at the Annual General Meeting the Company will (i) present and discuss the financial statements of the Company for the year ended December 31, 2021 and the auditors’ report for this period; and (ii) transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

The Company is currently not aware of any other matters that will come before the Annual General Meeting. If any other matters properly come before the Annual General Meeting, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

RECOMMENDATION OF THE BOARD OF DIRECTORS

 Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

SOLICITATION OF PROXIES; VOTING PROCESS

General

Shareholders may elect to vote their shares once, either by attending the Annual General Meeting in person, or by appointing a duly executed proxy as detailed below.

A form of proxy for use at the Annual General Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Annual General Meeting. However, if the shareholder attends the Annual General Meeting and does not elect to vote in person, his or her proxy will not be revoked. All valid proxies received at least two (2) hours prior to the Annual General Meeting will be voted in accordance with the instructions specified by the shareholder. If a proxy card is returned without instructions, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors, as described above. If specification is made by the shareholder on the form of proxy, the ordinary shares represented thereby will be voted in accordance with such specification. On all matters considered at the Annual General Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Annual General Meeting are being solicited by the Board of Directors of the Company. Proxies will be mailed to shareholders on or about June 27, 2022 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by electronic mail, telephone, telegram or other personal contact. In addition, we may retain an outside professional to assist in the solicitation of proxies. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of shares.

Voting Process

If you are a shareholder of record, there are three ways to vote by proxy:

•
By Internet — You can vote over the Internet at www.proxyvote.com by following the instructions therein or, if you received your proxy materials by mail, by following the instructions on the proxy card. You will need to enter your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials.

•
By Telephone — You may vote and submit your proxy by calling toll-free 1-800-690-6903 in the United States and providing your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials.

•
By Mail — If you received your proxy materials by mail or if you requested paper copies of the proxy materials, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

If your ordinary shares are held in “street name,” meaning you are a beneficial owner with your shares held through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or nominee, who is the holder of record of your shares. You must follow the instructions, including regarding the latest date and time you may submit your voting instructions, of the holder of record in order for your shares to be voted. Telephone and Internet voting may also be offered to shareholders owning shares through certain banks, brokers and nominees, according to their individual policies.

Joint holders of shares should take note that, pursuant to the Articles of Association of the Company, (i) a notice may be given by the Company to the joint holders of a share by giving notice to the joint holder named first in the Company's register of shareholders in respect of the shares, or the “senior joint holder”, and (ii) the vote of the senior joint holder who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s).

RECORD DATE; QUORUM; VOTING RIGHTS; ETC.

Record Date

Only shareholders of record at the close of business on June 24, 2022, the record date, will be entitled to notice of, and to vote at, the Annual General Meeting and any adjournments or postponements thereof. As of June 15, 2022, the Company had issued and outstanding 44,840,769 ordinary shares (excluding treasury shares).

Quorum

Two or more persons, each being a shareholder, a proxy for a shareholder or an authorized representative of a corporate shareholder, holding together ordinary shares that confer in the aggregate 35% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting.

If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting, if convened upon requisition under the provisions of the Israeli Companies Law, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the question of adjournment. In general, no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the Meeting as originally called. At such adjourned meeting, any two shareholders, present in person or by proxy, shall constitute a quorum.

Position Statements

To the extent you would like to submit a position statement with respect to any of proposals described in this Proxy Statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to the Company's offices located at 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel, not later than 10 days prior to the Meeting, i.e., by July 18, 2022. Position statements must be in English and otherwise must comply with applicable law. Any valid position statement will be published by way of issuing a press release and/or submitting a Form 6-K to the SEC (which will be made available to the public on the SEC’s website at www.sec.gov and on the Company’s website).

Shareholder Proposals

Pursuant to Section 66(b) of the Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company's shareholders. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the Meeting by submitting their proposals in writing to our General Counsel at the following address: Radware Ltd., 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel, Attention: General Counsel.

For a shareholder proposal to be considered for inclusion in the Meeting, (1) our General Counsel must receive the written proposal no later than 7 days following the notice of the Meeting, i.e., by June 30, 2022, and (2) the written shareholder proposal must be in English and set forth various information required under our Articles of Association about, among other things, the proposing shareholder and the shareholder proposal as well as any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. Radware may disregard shareholder proposals that are not timely and validly submitted.

If our Board of Directors will determine that a shareholder proposal is appropriate to be added to the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than 7 days following the last date to submit a shareholder proposal, i.e., by July 7, 2022, by way of issuing a press release and/or submitting a Current Report on Form 6-K to the SEC.

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of June 15, 2022, (i) the number of ordinary shares owned beneficially by all persons known to the Company to own beneficially more than 5% of the Company’s ordinary shares, and (ii) certain information regarding the beneficial ownership of our ordinary shares by our directors and executive officers.

The information contained herein has been obtained from the Company’s records, from public filings or from information furnished by the individual or entity to the Company.

Name	Number of Ordinary Shares Beneficially Owned*	Percentage of Outstanding Ordinary Shares**
Artisan Partners (1)	4,097,761	9.14%
Senvest (2)	3,180,659	7.09%
Nava Zisapel (3)	3,060,176	6.82%
Legal & General Investment Management (Holdings) Limited (4)	2,398,808	5.35%
Yehuda Zisapel (5)	1,799,111	4.01%
Roy Zisapel (6)	1,452,284	3.24%
All directors and executive officers as a group consisting of 13 persons, including Yehuda Zisapel and Roy Zisapel (7) (8)	3,542,202	7.84%

* Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or restricted share units (“RSUs”) currently exercisable or exercisable (vested in the case of RSUs) within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, (i) the persons named in the table above have sole voting and dispositive power with respect to all shares shown as beneficially owned by them, and (ii) each option and RSU is exercisable into one ordinary share.

** The percentages shown are based on 44,840,769 ordinary shares issued and outstanding as of June 15, 2022. This figure of outstanding ordinary shares excludes (i) 4,937 RSUs and (ii) employee stock options to purchase an aggregate of 309,870 ordinary shares at a weighted average exercise price of approximately $23.77 per share, with the latest expiration date of these options being in November 2025 (of which, options to purchase 251,300 of our ordinary shares were exercisable as of June 15, 2022).

(1) Shares are beneficially owned by Artisan Partners Limited Partnership, Artisan Investments GP LLC, Artisan Partners Holdings LP, Artisan Partners Asset Management Inc. and Artisan Partners Funds, Inc. (collectively, “Artisan Partners”). This information is based on information provided in Amendment No. 1 to the Statement on Schedule 13G filed with the SEC by Artisan Partners on February 4, 2022. The business address of Artisan is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

(2) Shares are beneficially owned by Senvest Management, LLC and Mr. Richard Mashaal (collectively, “Senvest”). This information is based on information provided in Amendment No. 17 to the Statement on Schedule 13G filed with the SEC by Senvest on February 9, 2022. The business address of Senvest is 540 Madison Avenue, 32nd Floor, New York, New York 10022.

(3) Of the ordinary shares beneficially owned by Ms. Nava Zisapel, (i) 2,467,843 are held directly; (ii) 267,833 are held of record by Carm-AD Ltd., an Israeli company owned 100% by Nava Zisapel; and (iii) 324,500 are held of record by Neurim Pharmaceuticals (1991) Ltd., an Israeli company wholly owned in equal parts by Yehuda Zisapel and Nava Zisapel. As noted in note 1 in Item 6.E “Share Ownership” of our 2021 Annual Report, Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware. The business address of Ms. Zisapel is 127 Habarzel Street, Tel Aviv, 69710 Israel.

(4) This information is based on information provided in the Statement on Schedule 13G filed with the SEC by Legal & General Investment Management (Holdings) Limited (“LGIM”) and GO UCITS ETF Solutions LLP (“GO UCITF”) on February 14, 2022. According to such information, of the ordinary shares beneficially owned by LGIM and GO UCITF per the table above, LGIM has sole dispositive power with respect to such shares and, together with GO UCITF, shared voting power over such shares. The business address of LGIM and GO UCITF is One Coleman Street, London, England, EC2R 5AA.

(5) Consists of (i) 1,450,611 shares held directly by Yehuda Zisapel; (ii) 324,500 shares held of record by Neurim Pharmaceuticals (1991) Ltd., an Israeli company wholly owned in equal parts by Yehuda Zisapel and Nava Zisapel; and (iii) 24,000 options to purchase ordinary shares, which options are fully vested or which will be fully vested within the next 60 days. The options consist of 24,000 options at an exercise price of $27.15, which expire in November 2023. In addition, Nava Zisapel holds 2,735,676 ordinary shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel. As noted in note 1 in Item 6.E “Share Ownership” of our 2021 Annual Report, Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(6) Consists of 1,452,284 shares.

(7) Consists of 3,227,395 shares, 4,937 RSUs and 309,870 options to purchase ordinary shares. The options consist of (i) 30,000 options at an exercise price of $17.63, which expire in October 2022, (ii) 40,000 options at an exercise price of $22.51, which expire in December 2024, (iii) 19,800 options at an exercise price of $22.70, which expire in January 2025,  (iv) 30,000 options at an exercise price of $23.46, which expire in July 2025, (v) 15,000 options at an exercise price of $23.59, which expire in September 2025, (vi) 40,000 options at an exercise price of $24.06, which expire in July 2025, (vii) 20,000 options at an exercise price of $24.32, which expire in November 2025,  (viii) 20,000 options at an exercise price of $24.74, which expire in November 2025,  (ix) 17,820 options at an exercise price of $24.89, which expire in September 2025, (x) 45,000 options at an exercise price of $26.36, which expire in October 2023, (xi) 24,000 options at an exercise price of $27.15, which expire in November 2023 and (xii) 8,250 options at an exercise price of $24.67, which expire in September 2025. In addition, Nava Zisapel holds 2,735,676 ordinary shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel. As noted in note 1 in Item 6.E “Share Ownership” of our 2021 Annual Report, Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(8) Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares (including options held by each such person, which are vested or shall become vested within 60 days of the date of this table) and have therefore not been separately disclosed.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the statements contained in this Proxy Statement may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995.  Actual outcomes could differ materially from those anticipated in these forward-looking statements as a result of various factors.

We urge you to consider that statements which use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” and similar expressions are intended to identify forward-looking statements.  Examples of forward-looking statements include statements relating to our future plans, revenue goals, and any other statement that does not directly relate to any historical or current fact.

These statements reflect our current views, expectations and assumptions with respect to future events, are based on assumptions, are subject to risks and uncertainties and may not prove to be accurate. Factors that could cause or contribute to such differences include: changing or severe global economic conditions could have a material adverse effect on our results of operations; we depend upon independent distributors to sell our solutions to customers.  If our distributors do not succeed in selling our products and services, we may not be able to operate profitably; we must manage our anticipated growth effectively in order to remain profitable; the COVID-19 pandemic has impacted and may continue to impact our business, operating results and financial condition; a shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs; we rely on a few vendors to provide our hardware platforms and components for the manufacture of our products; our success depends on our ability to attract, train and retain highly qualified personnel; competition in the market for cyber security and application delivery solutions and in our industry in general is intense. If we are unable to compete effectively, we may lose market share, and we may be unable to maintain profitability; we must develop new solutions and enhance existing solutions to remain competitive; and other factors and risks over which we may have little or no control. These risks and uncertainties, as well as others, are discussed in greater detail in our 2021 Annual Report and our other filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PROPOSAL 1
ELECTION OF DIRECTORS
(Proposal 1 on the Proxy Card)

Background

Pursuant to the Company’s Articles of Association, our Board of Directors consists of up to nine (9) members and is divided into three classes: Class I, Class II and Class III.  Each such director, when and however elected, is designated as a member of a certain class of directors and, subject to certain exceptions, serves for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected. Accordingly, each director in Class I will serve for a term ending on the date of the annual general meeting for the year 2024; each director in Class II (if elected) will serve for a term ending on the date of the annual general meeting for the year 2025; and each director in Class III will serve for a term ending on the date of the annual general meeting for the year 2023.

The term of service of Mr. Roy Zisapel and Ms. Naama Zeldis, who are currently directors in Class II, expires on the date of the Meeting. We are proposing to re-elect these nominees at the Meeting, such that their term will expire at the annual general meeting for the year 2025.

In addition, we are proposing to elect Mr. Meir Moshe, who was appointed in May 2022 to our Board of Directors, as a Class II director, such that his term will also expire at the annual general meeting for the year 2025.

All of these nominees were approved and recommended to our Board of Directors by the Company’s independent directors in accordance with the Nasdaq rules. In addition, all of these nominees, other than Mr. Roy Zisapel, qualify as “independent directors” under the Nasdaq rules.

We currently have a Board of eight (8) directors (of which six directors qualify as “independent directors” under the Nasdaq rules). Subject to the election of the nominees (in this Proposal 1), we expect to have, following the Meeting, a Board of eight (8) directors (of which six directors qualify as “independent directors” under the Nasdaq rules), as follows:

Class	Term expiring at the annual meeting for the year	Directors

Class I	2024	Yehuda Zisapel, Yair Tauman and Yuval Cohen
Class II	2025	Roy Zisapel, Naama Zeldis and Meir Moshe
Class III	2023	Gabi Seligsohn and Stanley Stern

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominee or to abstain) will be voted for the election of our proposed nominees. In the event either of such nominees is unable to serve, the proxies will be voted for the election of such other person or persons as determined by the persons named in the proxy in accordance with their best judgment.  The Company is not aware of any reason why either of the nominees, if elected, would be unable to serve as director.  The Company does not have any understanding or agreement regarding the future election of the above nominees.

The following biographical information is supplied with respect to the persons nominated and recommended to be elected by the Board of Directors of the Company and is based upon the records of the Company as well as information furnished to the Company by the respective nominees.

Roy Zisapel, 51, co-founder of our Company, has served as our President and Chief Executive Officer and a director since our inception in May 1996.  Mr. Zisapel also serves as a director of Radware US and other subsidiaries. From 1996 to 1997, Mr. Zisapel was a team leader of research and development projects for RND Networks Ltd. From 1994 to 1996, Mr. Zisapel was employed as a software engineer for unaffiliated companies in Israel. Mr. Zisapel serves as a director of Rad data communications, a private company in the RAD-Bynet Group. Mr. Zisapel has a B.Sc. degree in mathematics and computer science from Tel Aviv University, Israel. Roy Zisapel is the son of Yehuda Zisapel, who is the Chairman of the Board of Directors of the Company, and Nava Zisapel, who is one of our major shareholders.

Naama Zeldis, 59, has served as a member of our Board of Directors since September 2020. Ms. Zeldis currently serves as the Chief Executive Officer of Aquarius-Spectrum Ltd., a private company specializing in innovative solutions for monitoring urban water pipes and detecting hidden leaks from the earliest stage. Formerly, Ms. Zeldis served as Chief Financial Officer for a variety of high-tech and industrial companies, such as Tahal Group from 2013 to 2020, Netafim Ltd. from 2005 to 2013, the Israeli subsidiary of Electronic Data Systems from 2001 to 2005 and Radguard Ltd., formerly with the RAD-Bynet Group, from 1999 to 2001. Ms. Zeldis currently serves on the board of directors of Orbit Technologies Ltd. (TASE: ORBI), a company specializing in satellite communications, tracking systems, airborne communication and audio managements solutions. Ms. Zeldis has also served as a member of the boards of directors of several other companies, including Nova Measuring Instruments Ltd. (Nasdaq: NVMI), Rafael Advanced Defense Systems Ltd. and Metalink Ltd. She holds a B.A. degree in accounting from the Tel Aviv University and a B.A. degree in economics and an M.B.A. from the Hebrew University in Jerusalem.

Meir Moshe, 68, has served as a member of our Board of Directors since May 2022. Mr. Moshe has held senior positions in the financial sector over the past four decades, including as our Chief Financial Officer from 1999 to 2016 and as our interim Chief Financial Officer from June 2021 to February 2022. Mr. Moshe has served as a director and member of the audit committee in multiple public companies, including Ability Inc. (from 2016 to 2017), Carasso Motors Ltd. (from 2018 to 2019) and Albert Technologies Ltd. (from 2018 to 2019). He currently provides consulting services to public companies. He holds a B.Sc. degree in economics and accounting from Tel Aviv University, Israel and is a certified public accountant.

For details about beneficial ownership of our shares held by these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.”

If elected, the nominees will be entitled to receive the compensation we pay to our directors described below under “Executive Compensation”. These nominees have also been (or will be) provided with indemnification letters.

The Proposed Resolutions

We propose that at the Annual General Meeting the following resolutions be adopted:

 “RESOLVED, that Mr. Roy Zisapel is hereby re-elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class II, i.e., his term shall expire at the annual general meeting for the year 2025;"

“RESOLVED, that Ms. Naama Zeldis is hereby re-elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class II, i.e., her term shall expire at the annual general meeting for the year 2025;” and

“RESOLVED, that Mr. Meir Moshe is hereby elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class II, i.e., his term shall expire at the annual general meeting for the year 2025.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter, is required to elect the nominees named above as directors.

√   The Board of Directors recommends a vote FOR the election of each of the said nominees.

Other Members of the Board of Directors Continuing in Office Following the Meeting

Yahuda Zisapel, 80, co-founder of our Company, has served as a member of our Board of Directors (Class I) since our inception in May 1996 and served as Chairman of our Board of Directors from May 1996 until August 2006 and again since November 2009. In addition, Mr. Zisapel serves as a director of Radware US and other subsidiaries Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel and serves as a director of other private companies in the RAD-Bynet Group. See Item 4.C “Organizational Structure” of our 2021 Annual Report. Mr. Zisapel has a B.Sc. and a M.Sc. degree in electrical engineering as well as an Award of Honorary Doctorate (DHC-Doctor Honoris Causa) from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University, Israel. Yehuda Zisapel is the father of Roy Zisapel, our President, Chief Executive Officer and director.

Professor Yair Tauman, 73, has served as a member of our Board of Directors (Class I) since October 2010 (until February 2020, as an external director). He is the Dean of the Adelson School of Entrepreneurship in the Interdisciplinary Center (IDC) in Herzliya, Israel and was previously the Dean of the Arison School of Business in the IDC. He is also a Leading Professor of Economics and the Director of the Stony Brook Center for Game Theory, New York. He was a professor at Tel-Aviv University for 25 years until 2009 and, prior thereto, served as a professor at the Kellogg School of Management at Northwestern University. His areas of research include game theory and industrial organization. Professor Tauman currently serves on the board of directors of other private companies from different sectors, including online auctions, social networking and fintech. Professor Tauman obtained his Ph.D. and M.Sc. degrees in mathematics as well as a B.Sc. in mathematics and statistics from The Hebrew University, Israel.

Stanley B. Stern, 64, has served as a member of our Board of Directors (Class III) since September 2020. Mr. Stern is currently the chairman of the board of directors of AudioCodes Ltd. (Nasdaq, TASE: AUDC) (AudioCodes), a leading vendor of advanced communications software, products and productivity solutions for the digital workplace, and serves as a member of the boards of directors of the following public companies: Ormat Technologies, Inc. (NYSE: ORA), Ekso Bionics Holdings, Inc. (Nasdaq: EKSO). Since 2013, Mr. Stern has served as the president of Alnitak Capital, a strategic advisory firm, engaged primarily in high-tech, alternative energy and healthcare. Previously, from 2004 until 2013, Mr. Stern served in various positions at Oppenheimer & Co., including as a Managing Director and Head of Investment Banking, Technology, Israeli Banking and FIG. From 2002 until 2004, he was a Managing Director and the Head of Investment Banking at C.E. Unterberg, Towbin where he focused on the technology and defense related sectors. From January 2000 until January 2002, Mr. Stern was the President of STI Ventures Advisory USA Inc., a venture capital firm focusing on technology investments. Prior to his term at STI Ventures, he spent over 20 years at CIBC Oppenheimer in the investment banking department and started the technology banking group in 1990.  In the past, Mr. Stern was a board member of several public and private companies, including Given Imaging Ltd. and Fundtech Ltd., and the chairman of the boards of directors of Tucows, Inc. and of SodaStream International Ltd., until its sale to Pepsico in December 2018. Mr. Stern holds a B.A. degree in economics and accounting from City University of New York, Queens College, and an M.B.A. from Harvard University.

Gabi Seligsohn, 55, has served as a member of our Board of Directors (Class III) since May 2020. Mr. Seligsohn served as the Chief Executive Officer of Kornit Digital Ltd. (Nasdaq: KRNT), a company engaged in the area of digital printing on textiles, from April 2014 through July 2018. From August 2006 until August 2013, he served as the President and Chief Executive Officer of Nova Measuring Instruments Ltd. (Nasdaq: NVMI), a company specializing in the design, development and production of optical metrology solutions for the semiconductor industry. Prior thereto, from 1998 to 2006, he served in several leadership positions in Nova. Mr. Seligsohn serves on the board of directors of Kornit Digital and was a member of the boards of directors of several other public companies, including DSP Group (Nasdaq: DSPG), two SPACs (NYSE: IACA-UN and NYSE: IACB-UN; now, post de-SPAC transaction, NYSE: TBLA and NYSE: CTV, respectively) and, as the chairman of the board of directors, Augwind Energy Tech Storage Ltd. (TASE: AUGN). Mr. Seligsohn holds an LL.B. degree from the University of Reading, England.

Yuval Cohen, 59, has served as a member of our Board of Directors (Class I) since December 2021. He is the founding and managing partner of Fortissimo Capital Fund, a private equity fund headquartered in Israel, that was established in 2004. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, an Israeli-based venture capital fund, and prior thereto, he held executive positions at various Silicon Valley companies, including DSP Group, Inc. (Nasdaq: DSPG), and Intel Corporation (Nasdaq: INTC). Currently, Mr. Cohen serves as the chairman of the board of directors of Kornit Digital Ltd. (Nasdaq: KRNT) and as a director of Wix.com Ltd. (Nasdaq: WIX). He also serves on the board of directors of several privately-held portfolio companies of Fortissimo. Mr. Cohen holds a B.Sc. degree in industrial engineering from the Tel Aviv University and an M.B.A. from Harvard University.

Board Practices

For information concerning the practices of the Board of Directors, Audit Committee and Compensation Committee, see Item 6.C of our 2021 Annual Report.

Board and Committee Meetings

The table below describes the number of meetings and attendance rates of our Board of Directors, Audit Committee and Compensation Committee in 2021*:

Name of Body	No. of Meetings in 2021 **	Average Attendance Rate
Board of Directors	23	98.55%
Audit Committee	11	100%
Compensation Committee	10	100%

*   Excludes ad-hoc committees
** Meetings at which a director was not allowed to attend as a matter of applicable law were not counted as a failure to attend.

Each director attended at least 96% of all Board meetings.

Board Diversity

We are dedicated to ensuring equality and diversity in our Company. Our Board of Directors has no specific policy on director diversity. However, the Board reviews diversity of viewpoints, background, experience, accomplishments, education and skills when evaluating nominees. In addition, Nasdaq’s recently adopted Board Diversity Rule is a disclosure standard designed to encourage a minimum board diversity objective for companies and provide stakeholders with consistent, comparable disclosures concerning a listed company’s current board composition. Once the Board Diversity Rule becomes effective, a company that is a “foreign private issuer” (as defined in SEC rules) like Radware will be required to initially have, or explain why it does not have, at least one director who self-identifies as female, an underrepresented minority or LGBTQ+. Our current board composition is in compliance with these requirements. Each term used above and in the matrix below has the meaning given to it in Nasdaq Listing Rule 5605(f). The matrix below provides certain highlights of the composition of our Board members based on self-identification.

•	Country of Principal Executive Office - Israel

•	Foreign Private Issuer - Yes

•	Disclosure Prohibited under Home Country Law - No

•	Total Number of Directors – 8

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	7	--	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

Executive Compensation

You should read the below summary together with Proposals 2 and 3 of this Proxy Statement as well as Items 6.B “Compensation” and 6.E “Share Ownership— Share Option Plans” of our 2021 Annual Report.

General

Our objective is to attract, motivate and retain highly skilled personnel who will assist Radware to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to our long-term success. Our compensation policy for our executive officers and directors, or the Compensation Policy, which is approved by our shareholders, is designed to correlate executive compensation with our objectives and goals.

The following table sets forth all salaries, fees, commissions and bonuses and pension retirement and other similar benefits we paid or accrued with respect to all of our directors and officers as a group for the 2021 fiscal year. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during such period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits

2020 - All directors and executive officers as a group, consisting of 16 persons*	$3,710,200	$542,300

2021 - All directors and executive officers as a group, consisting of 13 persons**	$3,864,790	$531,240

*   Includes 4 persons who served as our directors in 2020 and are no longer serving as our directors and 3 directors who were appointed during 2020.

** Includes 3 persons who served as our officers in 2021 and are no longer serving as our officers and one director who was appointed during 2021.

During 2021, we granted to our directors and officers listed in Item 6.A of our 2021 Annual Report, in the aggregate, 38,999 RSUs at a weighted average grant date fair value per RSU of $30.77 and options to purchase 160,000 ordinary shares at a weighted average exercise price per share of $32.71. The options and RSUs expire sixty-two months after grant. The weighted average grant date fair value of these options was $7.08 per option.

For a discussion of the accounting method and assumptions used in valuation of such options, see Note 2(s) to our consolidated financial statements included in our 2021 Annual Report. See also Item 6.E “Share Ownership— Share Option Plans” of our 2021 Annual Report.

Compensation of Executive Officers

For a discussion of the compensation granted to our five most highly compensated executive officers during 2021, see “Compensation of Executive Officers” in Item 6.B of our 2021 Annual Report, which is incorporated herein by reference.

Compensation of Directors

Our non-employee directors are entitled to the following compensation: (i) annual compensation in the amount of NIS 120,800 (equivalent to approximately $36,330) per year of service; (ii) per meeting remuneration of NIS 3,600 (equivalent to approximately $1,080) for each board or committee meeting attended, provided that the director is a member of such committee; (iii) compensation for telephonic participation in board and committee meetings (where other members physically attend) in an amount of 60% of what is received for physical participation; and (iv) compensation for board and committee meetings held via electronic means without physical participation in an amount of 50% of what is received for physical meetings. All amounts payable under items (i), (ii), (iii) and (iv) above are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time-to-time.

In addition, our non-employee directors are entitled to a grant of options under our stock option plans to purchase 20,000 ordinary shares for each year in which such non-employee director holds office. The options are granted for three years in advance, and therefore every director receives an initial grant of options to purchase 60,000 ordinary shares which vest over a period of three years, with a third (20,000) to vest upon each anniversary of service, provided that the director still serves on the Company’s Board of Directors on the date of vesting. The grant is made on the date of the director’s election (or the date of commencement of office, if different), and thereafter, every three years, if reelected, an additional grant of options to purchase an additional 60,000 ordinary shares will be made on the date of each annual meeting in which such director is reelected. The exercise price of all options shall be equal to the fair market value of the ordinary shares on the date of the grant (i.e., an exercise price equal to the market price of our ordinary shares on the date of the annual meeting approving the election or reelection of a director or the date of commencement of office, if different).

Indemnification and Insurance

We currently hold directors and officers liability insurance with an aggregate coverage limit of $35 million, including side A coverage. In addition, we provide our directors and officers indemnification pursuant to the terms of a Letter of Indemnification substantially in the form approved by our shareholders, which is publicly available as Exhibit 4.1 to our 2021 Annual Report.

PROPOSAL 2
AMENDMENTS TO COMPENSATION POLICY
(Proposal 2 on the Proxy Card)

Background

On November 10, 2020, the Company’s shareholders approved several modifications to our Compensation Policy in accordance with the requirements of the Israeli Companies Law.

Recently, our Compensation Committee and Board of Directors approved, subject to shareholder approval, several modifications to the Compensation Policy, in the form attached as Appendix A hereto. The proposed modifications primarily relate to changes made in connection with the revised compensation terms of our Chief Executive Officer (CEO), as described in Proposal 3 below, including:

•	Changing the targeted ratio between Fixed and Variable Pay (as such terms are defined in the Compensation Policy) to allow a higher portion of Variable Pay to our CEO; and

•
Changing the cap on the fair market value of the equity-based compensation payable to  Executives (as such term is defined in the Compensation Policy). In particular, the current cap in the Compensation Policy was based on the fair market value of the equity-based grants measured on a linear basis per year of vesting. Since, as described in Proposal 3 below, we are proposing to move away from equity-based grants tied to the number of shares (underlying the grants) to grants that are based on the total fair market value on the grant date, and that, as proposed, a higher portion of such grants is tied to performance-based criteria measured over a three-year period, we propose to adjust the cap applicable to our CEO to better reflect the same.

Other than the proposed changes, our Compensation Committee and Board of Directors did not identify any other necessary modifications to our Compensation Policy. If the changes are approved at the Meeting, our modified Compensation Policy will be valid for the next three years following the Meeting (or, if not approved, our current Compensation Policy will be valid until November 10, 2023).

The Proposed Resolution

We propose that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, to approve the amendments to the Company's Compensation Policy for Executive Officers and Directors, substantially in the form attached as Appendix A to the Company’s Proxy Statement for the 2021 Annual General Meeting."

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the shareholders described in clause (i) does not exceed 2% of the aggregate voting rights in the Company.

The Companies Law requires that each shareholder voting on the proposal will indicate whether or not the shareholder has a personal interest in the proposal. A "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder's family or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the chief executive officer, owns at least 5% of the shares or voting power or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of our ordinary shares.

Our “office holders” (as defined in the Companies Law) are deemed to have a personal interest in this matter.

While it is unlikely that any of the Company's public shareholders has a personal interest in this matter, the enclosed form of proxy card includes a certification that you ARE NOT a controlling shareholder and DO NOT have a personal interest in this proposal. Please confirm that you ARE NOT a controlling shareholder and DO NOT have a "personal interest" in Proposal 2 by checking the "YES" box in Proposal 2a of the proxy card. If you are a controlling shareholder or do have a personal interest in Proposal 2, check the "NO" box in Proposal 2a of the proxy card.

Also, if you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact the Company's General Counsel at telephone number: +972-72-391-7045; fax number: +972-3-766-8982 or email gadime@radware.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the above person on your behalf.

√   The Board of Directors recommends a vote FOR the approval of the proposed resolution.

PROPOSAL 3
COMPENSATION TO THE CHIEF EXECUTIVE OFFICER
(Proposal 3 on the Proxy Card)

Background

Under the Companies Law, the terms of compensation, including base salary, annual bonus and equity-based grants, of a chief executive officer or a director of a company incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as Radware, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders.

Mr. Roy Zisapel, our President and Chief Executive Officer, is a co-founder of our company, and has served as our President and Chief Executive Officer and a director since our inception in May 1996. Below is a short overview that describes, and explains the rationale of our Compensation Committee for, the proposed amended compensation package for Mr. Zisapel more fully described below in this Proposal 3.

You should read the below overview together with the description of the current compensation terms below as well as the detailed description of the proposed compensation and the reasons therefor under “Proposed CEO Compensation – Description” and “Proposed CEO Compensation – Reasons”, respectively, below.

Our Company

Radware is a leading provider of cyber security and application delivery solutions for physical, cloud, and software defined data centers (SDDC). Our solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. Our solutions are deployed by, among others, enterprises, carriers and cloud service providers.

While Radware maintains international headquarters in Tel Aviv, Israel, we are a global company that competes for business and executive talent on a global basis. In fact, the majority of our revenue is derived from the Americas and most of our employees are located outside of Israel. For these reasons, our executive pay programs are designed to compete in a global labor market and are not confined to Israeli pay practices.

Our Performance

Highlights for our most recently completed fiscal year ending December 31, 2021:

•	2021 was a record year resulting from increased demand for Radware’s security solutions

•	Record revenue of $286.5 million, up 15% year-over-year – exceeding high-end of our guidance

•	ARR (annual recuring revenue) of $190 million, up 9% year-over-year

•	Subscription revenue CAGR for the last six years was 39%

•	Operating income of $39 million, representing a year-over-year increase of 195%

•	Record cash flow from operations of $72 million

•
Authorized the repurchase of up to $80 million of shares (it should be noted that, as previously disclosed, our Board of Directors authorized a new plan to repurchase an additional $80 million in 2022).

•
Radware’s total shareholder return (TSR) in 2021 outperformed the S&P 500, Russell 3000, and the Nasdaq CTA Cybersecurity indices (for details, see the chart under “Proposed CEO Compensation – Reasons” below)

Our Compensation Philosophy and Governance

Our objective is to attract, motivate and retain highly skilled personnel who will assist Radware to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to our long-term success. Our Compensation Policy is designed to correlate executive compensation with Radware's objectives and goals.

Consistent with our Compensation Policy, our compensation philosophy supports a pay-for-performance culture and our goal is to deliver the majority of our CEO’s target pay in the form of incentive compensation (cash and equity), which is subject to future performance in order to have any realized value.

Our CEO’s compensation is determined by the Compensation Committee of the Board of Directors, which is currently comprised of Mr. Seligsohn, Prof. Tauman, Ms. Zeldis and Mr. Cohen, all of whom are independent directors. Our Compensation Committee evaluates the CEO’s performance, reviews and approves the Company’s compensation philosophy, as well as the compensation programs in which our CEO participates. Pay levels and pay design for our CEO is determined by the Compensation Committee, followed by approval of the disinterested members of our Board of Directors.

For the sake of clarity, our CEO, Roy Zisapel, and our Chairman of the Board, Yehuda Zisapel, have no role in determining the CEO’s compensation. Yehuda and Roy Zisapel (as well as Nava Zisapel, who is Roy Zisapel’s mother) are large shareholders of the Company. However, as more fully described under “Required Vote” below, the proposed compensation described in this Proposal 3 is subject to approval by a special majority of disinterested shareholders.

Failed Shareholder Vote to Make Equity-Based Grants to the CEO in 2021

In December 2021, our proposal to grant Mr. Zisapel 50,000 RSUs (that generally become vested in four equal annual installments) as well as 50,000 performance-based RSUs, or PSUs (that generally become fully vested if our closing share price on Nasdaq reaches $44.00 or more for 30 consecutive trading days at any time during the three (3) year period following the date of the grant) (collectively, the “2021 Proposed Grant”), was rejected by our shareholders. As a result, we did not grant any equity-based compensation to our CEO in 2021, which, consistent with our past practices, is a key component of our executive pay program and our pay-for-performance philosophy.

Consequently, our Compensation Committee began a process of shareholder engagement to better understand their concerns. In addition, our Compensation Committee engaged a global and reputable compensation consultant, Frederic W. Cook & Co., Inc. (FW Cook), to consult and provide an independent benchmarking assessment of the CEO’s pay levels, compensation program design and overall company dilution compared to a compensation peer group composed of 21 companies that Radware may compete with for business, executive talent and investor capital. These companies, to which we refer as the “Security Peer Group”, are predominantly global technology industry competitors in the security sector with revenues of between one-half and two-times the size of Radware.

As a result of these efforts, our Compensation Committee made changes to our CEO’s compensation program in response to said shareholder feedback and to align with competitive market practices. The table below summarizes key points of feedback we received from investors regarding the rejected 2021 Proposed Grant and the Compensation Committee’s response to this feedback.

Shareholder Feedback	Radware Response
What is Radware’s philosophy around shareholder dilution?
While our Compensation Committee and Board of Directors manage our equity incentive plans to monitor, among other things, long-term shareholder dilution, burn rate and equity-based compensation expense, we do so while maintaining our ability to attract, reward and retain key talent in a hypercompetitive global market and do not target any specific dilution level.

Instead, we examine a number of factors including equity grant levels, pay mix between cash and equity, and total compensation as compared to global technology companies in which we compete for business and executive talent to ensure our practices are competitive and successful in attracting, retaining and motivating the talent needed to successfully run our business and create shareholder value.

In comparison to the Security Peer Group, Radware’s equity usage was conservative. As more fully detailed under “Proposed CEO Compensation – Reasons” below, Radware’s 2021 dilution was in the bottom decile against the companies in the Security Peer Group.

Proxy advisory firm, Institutional Shareholder Services (ISS), promotes 10% dilution for Israeli foreign private issuers. Does Radware seek to manage dilution to this level?
Radware exercises a disciplined and conservative approach to equity usage, but does not manage dilution to any prescribed level defined by ISS.

We believe the ISS guideline is intended to apply broadly and does not recognize company size, industry practices, and the need for companies like Radware to compete globally for executive talent.

ISS’ 10% dilution guideline is applied to proposals related to equity awards by Israeli foreign private issuers. Our understanding is that ISS applies a different framework to evaluate CEO compensation for domestic U.S. issuers. This alternative ISS framework emphasizes the relationship between pay-and-performance relative to a peer group of industry competitors, which is more in line with how the Compensation Committee evaluates our CEO’s pay. It is important to note that the said ISS approach, if implemented, will have severe detrimental implications on the company’s ability to hire key talent throughout the company in today’s market, where senior talent expects a meaningful part of its compensation to be equity based.

In particular, while our dilution slightly exceeds the 10% ISS guideline, it is in the bottom decile compared to the global Security Peer Group that Radware competes with for business and executive talent. This underscores the marked difference between ISS’ generic guideline for Israeli companies and the competitive market in which we compete for business and talent.

Further, our Compensation Committee took note that our Board of Directors approved $80 million stock repurchase programs in 2021 and 2022. The value of our share buybacks as a percent of ordinary shares outstanding ranks highest among the 21-company Security Peer Group over the past two years. We recognize the repurchases increase our dilution; however, we made and will continue to make strategic capital decisions that we believe are in the best interest of our shareholders and this philosophy has been at the heart of our share buyback programs (which, over the past seven years, have totaled at more than $210 million).

The design for the performance shares of the 2021 Proposed Grant allowed for the entire award to be earned in one-year if the performance criteria was achieved.
At the December 2021 Annual General Meeting, Radware proposed a grant of 50,000 RSUs and 50,000 PSUs to Mr. Zisapel. The vesting of the PSUs was subject to the company’s closing share price on Nasdaq reaching $44.00 or more for 30 consecutive trading days at any time during the three (3) year period following the date of grant.

The PSUs proposal in 2021, which was rejected by shareholders, was similar to the design that was approved by a majority of disinterested shareholders in the prior year. The goal was to incentivize our CEO to grow shareholder value which aligns with our compensation philosophy, while, at the same time, be consistent with past practice.

Prefer a longer forward-looking performance period.
•    In response to shareholder feedback, we are proposing a modified PSU design for 2022, 2023 and 2024. These changes are intended to transition from a one-year to a three-year forward looking performance period and are tied to relative performance of our TSR (instead of our share price reaching a specified level).

•    2022 PSU design:
o          20% of the target value is earned based on 2022 performance
o          30% of the target value is earned based on 2022-2023 performance
o          50% of the target value is earned based on 2022-2024 performance

•   2022 marks an important transition year in terms of PSU design, which is why the performance period for 2022 is bifurcated. Beginning in 2023, the PSU design will measure a full three-year performance period.

See “Proposed CEO Compensation – Description” below for additional details.

Highlights of Proposed CEO Compensation

In order to address our shareholder concerns and to further align our executive compensation program with global market best practices, our Compensation Committee adopted a new compensation program for the CEO to support our business strategy and compensation philosophy. Highlights include:

➢
Enhance the performance orientation of the overall compensation package. The CEO’s 2022 target total direct compensation will be 78% performance-based compared to the design that was proposed last year, which was 53% performance-based.

➢	Increase base salary to $450,000 (reflecting a 12.5% increase) to align with competitive market rates. This marks the first increase in the CEO’s salary since 2012.

➢
Simplify the bonus program and focus on metrics that we believe are of importance to our investors. This is accomplished by reducing the number of financial performance metrics from six to three (ARR, Bookings, and Adjusted EBITDA).

➢	No change in the target bonus opportunity ($600,000). However, the actual payout, based on performance, could reach $900,000 for overperformance.

➢
Move away from our historical approach where annual equity grants were based on a fixed number of shares and move to an approach that determines equity grants based on a target dollar value. This is a more common market approach to manage dilution and ensure competitive pay levels.

➢
The long-term incentive structure in 2022 will be composed of 71% PSU, 10% performance-based share options, and 19% RSU, resulting in 81% of the awards being performance-based (see below for the long-term incentive structure in 2023 and 2024).

➢
PSUs will measure Radware’s TSR against companies in the Nasdaq CTA cybersecurity index (comprised of 41 security companies of which Radware is included at this time). In 2022, performance will be measured 20% on 2022 performance, 30% on 2022-2023 performance and 50% on 2022-2024 performance. Beginning in 2023, performance will be measured entirely on three-year performance period. This will enable a fair transition for our CEO.

➢
TSR measurement and payout will follow market best practices. Target payout can only be earned if Radware’s TSR exceeds the comparator group 55th percentile, which means Radware must outperform the market median in order to achieve a target payout. Further, the payout will not exceed 100% of target if Radware’s absolute TSR performance is negative during the measured performance period, regardless of Radware’s percentile ranking how that compares against the comparator group.

➢
In order to maintain emphasis on absolute shareholder value growth, the Compensation Committee allocated 10% (15% in 2023 and 2024) of the target long-term incentive value to performance-based share options. These share options have both service and performance requirements. They will vest over a three-year period but will be earned only if our share price exceeds 120% of the exercise price (which is the price of our shares on the date of grant) for at least 20 consecutive trading days. This design further strengthens the alignment between our CEO and other long-term investors.

➢
The combination of PSU and performance-based share options balances absolute and relative TSR performance, which aligns with our compensation philosophy and is in direct response to feedback from some of our shareholders and their advisors.

Our Compensation Committee will continue to solicit shareholder feedback and consider input from our independent compensation consultant and the outcomes of future shareholder votes when assessing our executive compensation program and policies and making compensation decisions regarding our CEO.

Current CEO Compensation – Summary

The key terms of Mr. Zisapel's employment with us are currently as follows:

•	Base Salary: Gross base salary in NIS equivalent to $400,000 per annum, which salary includes payment for managing our entire on-going North America activities;

•
Annual Bonus: Annual bonus of up to a maximum of $600,000 (or the equivalent in NIS). As previously disclosed in more detail, there are currently six (6) milestones and criteria of the annual bonus: (1) Revenues (achievement of the revenue target set in the annual budget will entitle to up to 15% of the annual bonus); (2) Bookings (achievement of the bookings target set in the annual budget will entitle to up to 25% of the annual bonus); (3) Profitability (achievement of the profitability target set in the annual budget will entitle to up to 20% of the annual bonus); (4) Business Development (achievement of the business development target set in the annual budget will entitle to up to 10% of the annual bonus); (5) Product Development and Quality (achievement of the product development and quality targets set in the product roadmap will entitle to up to 30% of the annual bonus); and (6) Overall Performance (achievement and performance of individual key performance indicators (KPIs) will entitle to up to 10% of the annual bonus).

•	Equity-Based Grants: Mr. Zisapel was granted, from time to time (typically, on an annual basis), equity-based compensation. As previously disclosed in more detail:

o
The most recent grant to Mr. Zisapel was made in November 2020, when, following the approval of our shareholders, we granted him 45,000 RSUs (that generally become vested in four equal annual installments) as well as 60,000 performance-based RSUs (that generally become fully vested if our closing share price on Nasdaq reaches $32.00 or more for 30 consecutive trading days at any time during the four (4) year period following the date of the grant).

o	In December 2021, the 2021 Proposed Grant (as described above), was rejected by our shareholders.

•
Other Key Benefits: Company car and all related expenses, except related taxes; contributions for the benefit of Mr. Zisapel to the Company’s Managers Life Insurance Policy and Work Disability Insurance; vacation and recreation pay; Education Fund (“Keren Hishtalmut” in Hebrew); medical insurance; and

•
Other Key Terms: Mr. Zisapel’s employment agreement contains customary confidentiality provisions as well as an undertaking of Mr. Zisapel not to compete with us for 30 months following termination of his employment.

As more fully described under "Compensation of Executive Officers" in Item 6.B of our 2020 Annual Report and 2021 Annual Report, the total compensation granted to Mr. Zisapel in terms of cost to the Company (as recognized in our financial statements for the applicable fiscal year), was approximately $2.9 million in 2020 and $1.2 million in 2021. The sharp decrease between 2020 and 2021 is primarily related to the rejection of the 2021 Proposed Grant.

Proposed CEO Compensation – Summary

Below is a summary of the proposed changes to Mr. Zisapel’s compensation.

You should read the below summary together with the description of the current compensation terms under “Background” above as well as the detailed description of the proposed compensation and the reasons therefor under “Proposed CEO Compensation – Description” and “Proposed CEO Compensation – Reasons”, respectively, below.

Element	Proposed Target	Background of Proposed Updates
Base Salary	$450,000
•   Proposed increase of 12.5% compared to current salary of $400,000.

•   The first increase in salary since 2012.

•   Base salary of our CEO was at the Security Peer Group (as defined below) 18th percentile, despite the fact that he is the longest tenured CEO in the group. If approved, this increase positions our CEO at the Security Peer Group’s 40th percentile.

Annual Bonus	$600,000 target Actual payouts can range from 0% of target ($0) for underperformance to 150% of target ($900,000) for overperformance
•   No change in target bonus opportunity; however, we propose changes to (i) bonus plan design, to consolidate the number of financial performance metrics from 6 to 3 in an effort to emphasize those metrics that we believe are of the importance to our investors (ARR, Bookings and Adjusted EBITDA) and (ii) maximum payout (150% of target) in case of overperformance.

•   The market study conducted by FW Cook revealed that the majority of companies in the Security Peer Group established a maximum payout under the bonus plan between 150% and 200% of target. The CEO’s maximum payout was set at the lower end (150% of target).

Equity Awards	$7,725,000 total grant value in 2022 $5,000,000 total grant value in 2023 and 2024 Mix of time-based RSUs, performance-based RSUs (PSUs) and performance-based share options
•   No equity awards were granted to our CEO in 2021.

•  Radware is moving away from our historical approach where annual equity grants were based on a fixed number of shares (including PSUs tied to our share price reaching a specified target) and propose to adopt an approach that determines equity grants based on a target dollar value (including PSUs tied to our TSR), which we believe is the more common market approach to manage dilution and ensure competitive pay levels.

•   In the proposed plan PSU awards transition from a one-year to a three-year forward-looking performance period.

•   Under this proposed new approach, we will target a total grant value of $7.725 million in 2022. In 2023 and 2024, the total target grant value will be $5.0 million, respectively.

•   In 2022, there will be a temporary enhancement to the PSU grant value (and vesting milestones) in connection with the transition from our historical approach to a three-year performance period in response to investor feedback.

•   Focus on both absolute shareholder value creation (performance-based share options) and relative TSR performance (PSUs).

Radware CEO Target Total Direct Compensation

2021 Proposed Grant (rejected)	Proposed 2022 Grant

Radware CEO Long-Term Incentive Structure

2021 Proposed Grant (rejected)	Proposed 2022 Grant

Proposed CEO Compensation – Description

Base Salary

We propose that Mr. Zisapel will be entitled to a gross base salary of $450,000 per annum (payable in NIS) in consideration for his services as our CEO.

Annual Bonus

Size: Annual bonus of $600,000 (payable in NIS) for on-target (100%) performance, up to a maximum of $900,000 (or the equivalent in NIS) for overperformance (150%).

Metrics Targets: The annual bonus shall be dependent upon achievement (to be determined by the Compensation Committee, subject to approval of the Board of Directors) of the following milestones and criteria (“Metrics Targets”):

•
Annual Recurring Revenues (ARR): Achievement (including overachievement) of the ARR target set in the annual budget of the Company approved by the Board of Directors for the applicable year (the "Annual Budget") will entitle our CEO to up to 25% of the annual bonus;

•
Bookings: Achievement (including overachievement) of the "bookings" target set in the Annual Budget (bookings is generally defined in our budget to mean funds that are expected to be received from customers based on contracts or firm accepted orders for services and/or products recorded in our ERP system) will entitle our CEO to up to 40% of the annual bonus; and

•
Adjusted EBITDA: Achievement (including overachievement) of the EBITDA target (adjusted to exclude share based compensation) set in the Annual Budget will entitle our CEO to up to 25% of the annual bonus.

•	Overall Performance: Achievement and performance of individual key performance indicators (KPIs) set by our Compensation Committee will entitle our CEO to up to 10% of the annual bonus.

Payout Levels: Target thresholds within the Metrics Targets and ranges of bonus payout (out of the applicable portion of the annual bonus assigned to such metric) will be determined by the Compensation Committee, subject to approval of the Board of Directors. For example, the annual incentive goals (including threshold and payout levels) set by our Compensation Committee for the 2022 annual bonus are as follows (linear interpolation between thresholds):

Metrics Target	Weight	Performance
		Threshold (50% payout)	Target (100% payout)	Maximum (150% payout)
Bookings	40%	95% of Target	100% of 2022 Annual Budget	108% of Target
ARR	25%	95% of Target	100% of 2022 Annual Budget	108% of Target
Adjusted EBITDA	25%	90% of Target	100% of 2022 Annual Budget	108% of Target
Overall Performance (KPIs)	10%	As determined by the Compensation Committee

Change of Control: In the event of a Change of Control of the Company or similar Transaction (such terms to be defined in Mr. Zisapel’s grant agreement), our CEO will be entitled to the on-target (100% payout) of the annual bonus payable for the year in which the transaction occurred.

Equity-Based Grants

We propose to grant Mr. Zisapel time-based RSUs, performance-based RSUs (the “PSUs”), and performance-based share options (“PSOs”), with a total grant value (“Total Grant Value”) of (i) in 2022 - $7.725 million (the “2022 Grants”), (ii) in 2023 - $5.0 million (the “2023 Grants”) and (iii) in 2024 - $5.0 million (the “2024 Grants”). Below is a summary of the key terms of these proposed equity-based grants:

•	Grant Date: The date of the Meeting for the 2022 Grants, whereas the grant date for the 2023 Grants and 2024 Grants will be on January 1, 2023 and January 1, 2024, respectively.

•	Allocation and Number of RSUs, PSUs and PSOs: The allocation and actual number of RSUs, PSUs and PSOs to be granted on each Grant Date will be as follows:

o
The RSUs will represent (i) approximately 19.4% of the Total Grant Value for the 2022 Grants and (ii) 30% of the Total Grant Value for each of the 2023 and 2024 Grants, with the actual number of RSUs granted each year with the foregoing value would be determined based on the closing price of our ordinary shares on the Nasdaq on the applicable Grant Date. For example, for the 2022 Grants and the 2023 Grants, the number of RSUs will each represent a grant value of $1,500,000;

o
The PSUs will represent (i) approximately 70.9% of the Total Grant Value for the 2022 Grants and (ii) 55% of the Total Grant Value for each of the 2023 and 2024 Grants, with the actual number of PSUs granted each year with the foregoing value would be determined based on a valuation methodology generally used for such awards (e.g., Monte Carlo method) as of the applicable Grant Date. For example, for the 2022 Grants and the 2023 Grants, the number of PSUs will represent a grant value of $5,475,000 and $2.750,000, respectively; and

o
The PSOs will represent (i) approximately 9.7% of the Total Grant Value for the 2022 Grants and (ii) 15% of the Total Grant Value for each of the 2023 and 2024 Grants, with the actual number of PSOs granted each year with the foregoing value would be determined based on the closing price of our ordinary shares on the Nasdaq on the applicable Grant Date (using a 4:1 ratio) as of the applicable Grant Date. For example, for the 2022 Grants and the 2023 Grants, the number of PSOs will each represent a grant value of $750,000.

•	PSOs – Exercise Price: The PSOs would have an exercise price equal to the closing price of our ordinary shares on the Nasdaq on the applicable Grant Date.

•	Vesting - RSUs:

o
General: The RSUs will vest within three years following the applicable Grant Date, in three equal annual installments (except that the vesting of the RSUs in the 2022 Grants will be deemed to start on January 1, 2022).

o
“Double-trigger” Vesting: Vesting of 50% of the then-unvested RSUs would accelerate upon a Change of Control of the Company or similar Transaction (such terms to be defined in Mr. Zisapel’s grant agreement) that is followed by termination of Mr. Zisapel’s employment within 12 months thereof, either (i) by the Company, other than for Cause, or (ii) by Mr. Zisapel, for Good Reason (such term to be defined in Mr. Zisapel’s grant agreement and include, among other things, diminution of his duties, responsibilities or authorities).

•	Vesting (including Eligibility/Performance Criteria) - PSUs:[1]

o
General: The vesting of the PSUs would be dependent upon the performance of our relative total shareholder return (TSR), as measured by our Company’s share price, relative to the performance of the companies in the Nasdaq CTA Cybersecurity Index (as such index may change from time to time), of which Radware is a member.

Companies in the Nasdaq CTA Cybersecurity Index

A10 Networks	F5	Palo Alto Networks	Tenable
AhnLab	Fortinet	Ping Identity	Thales
Akamai Technologies	Infosys	Qualys	Trend Micro
Arqit Quantum	Juniper Networks	Radware	Tufin Software Technologies
Booz Allen Hamilton	KnowBe4	Rapid7	Varonis Systems
Check Point Software	Leidos	Ribbon Communications	VeriSign
Cisco Systems	Mandiant	SailPoint Technologies	VMware
Cloudflare	ManTech International	Science Applications	Zscaler
CrowdStrike	NortonLifeLock	SentinelOne
CyberArk Software	Okta	Splunk
Darktrace	OneSpan	Telos

Source: Nasdaq Index constituents as of March 31, 2022.

The determination would be made as follows:

◾
With respect to the 2022 Grants: 20% of the PSUs would either partially or fully vest (if the performance condition is met at or above the threshold level set in the table below titled Performance Payout Level) or would expire (if the performance condition is not met) at the end of 2022 based on a one-year performance period, 30% of the PSUs would either partially or fully vest (if the performance condition is met at or above the threshold level set in the table below) or would expire (if the performance condition is not met) at the end of 2023 based on a two-year performance period, and 50% of the PSUs would either partially or fully vest (if the performance condition is met at or above the threshold level set in the table below) or would expire (if the performance condition is not met) at the end of 2024 based on a three-year performance period[2]; and

1 Unless otherwise noted, references to fiscal year end as it pertains to the performance period or vesting date will generally fall on or around December 25th to allow for administrative processing during normal business hours.

◾
With respect to the 2023 and 2024 Grants: All (100%) of the PSUs would either partially or fully vest (if the performance condition is met at or above the threshold level set in the table below titled Performance Payout Level) or would expire (if the performance condition is not met) at the end of the three-year anniversary of each Grant Date based on a three-year performance period[3].

Performance Payout Level

Radware TSR Percentile Rank	Payout (% of Target)*
< 30th Percentile	0%
30th Percentile	50% (Threshold)
55th Percentile	100% (Target) **
75th Percentile	150% (Maximum)
> 75th Percentile	150%

 *  Subject to linear interpolation

** Payout will not exceed 100% of target if our Company’s absolute TSR performance is negative during the measured performance period, irrespective of our Company’s percentile ranking.

o
“Double-trigger” Vesting: Vesting of all (100%) of the then-unvested PSUs would accelerate upon a Change of Control of the Company or similar that is followed by termination of Mr. Zisapel’s employment within 12 months thereof, either (i) by the Company, other than for Cause, or (ii) by Mr. Zisapel, for Good Reason, except that the actual pay-out level will be based on the extent to which our Company’s share price meets the various performance levels (threshold level through maximum level) relative to the companies in the Nasdaq CTA Cybersecurity Index from the Grant Date of the relevant PSUs until the date of the Change of Control or similar Transaction.

•	Vesting (including Eligibility/Performance Criteria) – PSOs:

o
General: The PSOs will vest over a three-year period following the applicable Grant Date (except that the vesting of the PSOs in the 2022 Grants will be deemed to start on January 1, 2022) in three equal annual installments. However, they would be earned only if the Company’s closing share price on Nasdaq exceeds 120% of the price on the applicable Grant Date (i.e., 120% of the appliable exercise price) for at least 20 consecutive trading days at any time during the three-year period following the applicable Grant Date.

o
“Double-trigger” Vesting: Vesting of 50% of the then-unvested PSOs would accelerate upon a Change of Control of the Company or similar Transaction that is followed by termination of Mr. Zisapel’s employment within 12 months thereof, either (i) by the Company, other than for Cause, or (ii) by Mr. Zisapel, for Good Reason.

•	Exercise Period: 62 months following the applicable Grant Date.

2 The performance period will be measured from January 1, 2022.
3 The performance period will be measured from January 1, 2023 with respect to the PSUs in the 2023 Grants and January 1, 2024 with respect to the PSUs in the 2024 Grants.

Other Key Terms and Governance

•
“Clawback” Conditions: The proposed compensation terms for Mr. Zisapel would be subject, in the case of the annual bonus, to a potential repayment obligation to our Company or cancellation (as applicable), under certain circumstances, as described in our Compensation Policy.

•
Hedging/Pledging Restrictions: Consistent with our Insider Trading Policy, and to ensure that the equity portion of Mr. Zisapel’s compensation package serves solely to motivate him to create value for our shareholders, he will be prohibited from creating “short” positions or engaging in other hedging activity with respect to our ordinary shares. For a similar reason, Mr. Zisapel will generally be prohibited from pledging the equity to be granted to him pursuant to this Proposal 3 as collateral for a loan that may be received by him.

•
Discretion: While the Compensation Committee currently intends to follow the PSU design in subsequent years, it will re-assess and may adjust the reference index and payout curve based on future circumstances (subject to any required corporate approvals under Israeli law).

•
Other Terms: All other terms and conditions in connection with the above (i) equity-based grants shall be as set forth in the Company’s Key Employee Stock Option Plan 1997, as amended (or any other successor plan adopted by the Company prior to the applicable Grant Date) and the award agreements approved by our Compensation Committee and Board of Directors, and (ii) annual bonus shall be as set forth in the bonus plan approved by our Compensation Committee and Board of Directors for other senior employees, including, in each case, entitlement in the case of cessation of service, disability and death.

Proposed CEO Compensation – Reasons

Our future success depends in large part on the continued services of our senior management and key personnel. In particular, we are highly dependent on the services of Mr. Roy Zisapel. In approving the proposed compensation terms described above, our Compensation Committee (consisting of Mr. Seligsohn, Prof. Tauman, Ms. Zeldis and Mr. Cohen, all of whom are independent directors and who do not have any “personal interest” in the decision) and Board of Directors (by a unanimous decision of Mr. Seligsohn, Prof. Tauman, Ms. Zeldis, Mr. Cohen and Mr. Moshe, all of whom are independent directors and who do not have any “personal interest” in the decision) considered various factors, including the following:

✔
The Importance of Mr. Zisapel’s Services to the Company. This element is demonstrated by Mr. Zisapel playing a key role in most aspects of our operations, starting from formulating our strategic vision, driving our on-going shift into our cloud-based and subscription offering model and leading our M&A activities, including the recent spinoff of our Cloud Native Protector (CNP) business to form a new company called SkyHawk Security followed by a $35 million investment by funds affiliated with Tiger Global Management.

✔
Retention Risks. The market for CEO talent is competitive. Mr. Zisapel has decades of leadership experience, as well as in depth knowledge of our business, our history and the security industry. Furthermore, as a global company, our executive pay programs are designed to compete in a global labor market.

✔
The Contribution of Mr. Zisapel to Our Business and Success. To illustrate Mr. Zisapel's contribution to our success, the below charts indicate our Company’s growth in the past several years and the shareholder value created in that period:

✔	The Effective Freeze on Mr. Zisapel's Compensation. Our Compensation Committee and Board of Directors considered the fact that:

o	Mr. Zisapel's salary has not been modified since 2012;

o	Mr. Zisapel's annual bonus has not been modified since October 2019; and

o	Mr. Zisapel has not received any equity-based grants since November 2020.

✔	The Compensation Levels of other Senior Managers in our Industry.

o
In evaluating Mr. Zisapel's compensation, our Compensation Committee and Board of Directors reviewed, with the assistance of FW Cook, benchmark information relating to the compensation of chief executive officers of other comparable companies.

o
In particular, FW Cook assisted the Compensation Committee in developing a peer group of companies traded in various public markets that we may compete with for business, executive talent and/or investor capital. As part of the peer group selection process, our Compensation Committee evaluated, with the assistance of FW Cook, several criteria, including, global technology industry companies, with emphasis on security and broader companies offering Software-as-a-Service (SaaS) solutions; companies from industries outside of our competitive profile with similar revenue size (generally, between 50% to 200% of our total revenues in 2021); and other companies with similar market capitalization, performance and growth rates. We refer to the following companies as the “Security Peer Group”:[4]

Peer Company	Headquarters	Industry
A10 Networks	United States	Security / SaaS
Allot	Israel	Security / SaaS
CyberArk Software	Israel	Security / SaaS
Fastly	United States	Security / SaaS
Fiverr International	Israel	Internet and Direct Marketing
Mandiant	United States	Security / SaaS
Mimecast Limited	United Kingdom	Security / SaaS
Mitek Systems	United States	Security / SaaS
Model N	United States	Other Application Software
OneSpan	United States	Security / SaaS
Perion Network	Israel	Advertising
Ping Identity	United States	Security / SaaS
Progress Software	United States	Security / SaaS
Qualys	United States	Security / SaaS
Rapid7	United States	Security / SaaS
SailPoint Technologies	United States	Security / SaaS
Secureworks	United States	Security / SaaS
Telos	United States	Security / SaaS
Tenable Holdings	United States	Security / SaaS
Tufin Software Technologies	Israel	Security / SaaS
Varonis Systems	United States	Security / SaaS

__________________________
4 Based on data compiled by FW Cook at the time of the peer group review, Radware’s percentile rank against the Security Peer Group was as follows: market capitalization – 43rd percentile; revenue – 34th percentile; and net income – 70th percentile.

✔	Performance-Based and Retention Incentives.

o
The redesigned CEO compensation program provides strong alignment between executive pay and shareholder interests and incorporates governance best practices. The proposed annual bonus and equity-based grants contain inherent incentives to reward for performance and the structure of the equity-based grants also includes important retention incentives. In particular, if Proposal 3 is approved, the vast majority of the compensation received by Mr. Zisapel is not guaranteed and is rather tied to his continued employment as well as our share price (through the proposed equity-based grants) and operating results (through the annual cash bonus), assuring a strong correlation between pay and performance:

o
The milestones and criteria of the annual bonus are tied to thresholds and targets set in the Company’s annual budget and roadmap, which, based on past experience, are not easily achieved. For example, in 2019, 2020 and 2021, Mr. Zisapel received 73%, 66% and 100% of the maximum annual bonus for that year, respectively.

o
Similarly, vesting of the PSUs is tied to the performance of our TSR relative to the performance of the companies in the Nasdaq CTA Cybersecurity Index. While, in 2021, Radware’s TSR outperformed these companies (83rd percentile), in the three year period ending 2021, Radware’s TSR underperformed these companies (36th percentile).

✔	Use of Shares & Dilution.

o
General: While our Compensation Committee and Board of Directors manage our equity incentive plans to monitor, among other things, long-term shareholder dilution, burn rate and equity-based compensation expense, we do so while maintaining our ability to attract, reward and retain key talent in a hypercompetitive market and do not target any specific dilution level. Instead, we examine a number of factors including equity grant levels, pay mix between cash and equity, and total compensation as compared to global technology companies in which we compete for business and executive talent to ensure our practices are competitive and successful in attracting, retaining and motivating the talent needed to successfully run our business and create shareholder value.

o	Burn Rate & Dilution Levels: Below is a summary analysis of certain burn rate and dilution metrics considered by our Compensation Committee and Board of Directors:

Burn Rate

The following table sets forth information regarding award grants, the burn rate for each of the last three years, and the average burn rate over the last three years. The burn rate has been calculated as the quotient of (i) the sum of all options and RSUs (including, for sake of clarity, PSUs) granted in such year, divided by (ii) the weighted average number of ordinary shares outstanding at the end of such year.

	Year Ended December 31,
	2021	2020	2019
Options and RSUs granted	1,438,630	2,143,743	2,010,379	3-Year Average
Weighted average shares outstanding	45,919,835	46,460,974	46,816,899
Burn rate	3.1%	4.6%	4.3%	4.0%

Overhang

“Overhang” was analyzed to measure the potential dilutive effect of all outstanding equity awards and shares available for future grants.

	As of December 31,
	2021	2020	2019
Issued Overhang*	8.7%	10.7%	10.8%
Total Overhang**	10.3%	12.5%	14.5%

* “Issued Overhang” was computed as (A) the total number of equity awards outstanding divided by (B) total ordinary shares outstanding plus the figure in clause A.

** “Total Overhang” was computed as (A) the total number of equity awards outstanding plus shares available to be granted under the Company’s equity-incentive plans, divided by (B) total ordinary shares outstanding plus the figure in clause A.

o
ISS Policy: Our Compensation Committee and Board of Directors considered the voting guidelines of U.S. proxy advisory firm Institutional Shareholder Services Inc. (“ISS”). In particular, according to ISS’ Israel Proxy Voting Guidelines, ISS (i) supports a general guideline for Israeli companies to maintain dilution level of below 10% and (ii) may support a proposal if the three-year average burn rate is equal to or below 1% and the total potential dilution from outstanding and proposed plans does not exceed 15%. To that end, our Compensation Committee and Board of Directors believed that this ISS guideline is intended to apply broadly and fails to recognize company size, industry practices, and the need for companies like Radware to compete globally for executive talent. Moreover, based on data compiled by FW Cook at the time of the peer group review, the Compensation Committee also took into account the following:

◾	While our Total Overhang of 10.3% in 2021 is slightly above the aforesaid ISS guideline of 10%, it is conservative relative to the technology companies in the Security Peer Group (7th percentile).

◾
While our three-year average burn rate of 4.0% is higher than the aforesaid ISS guideline of 1% (in case of dilution level of between 10% and 15%), it is conservative relative to the technology companies in the Security Peer Group, where the three-year average burn rate ranges from 1.6% to 7.5%.

◾
Moreover, our three-year average burn rate of 4.0% translates to an average annual $16 million of equity compensation expenses, which is conservative relative to the average annual expense of the technology companies in the Security Peer Group (26th percentile). Similarly, our total equity compensation expenses per employee and as a percent of market capitalization are also conservative (25th percentile and 17th percentile, respectively) relative to these indicators for the technology companies in the Security Peer Group.

◾
We have continually implemented buy-back programs worth over $210 million in the past seven years. Most recently, in each of 2021 and 2022, we announced $80 million share repurchase programs, which we believe ranks us as the highest among the technology companies in the Security Peer Group over the past two years. While we recognize these repurchases increase our dilution levels, we believe these strategic capital decisions are in the best interest of our shareholders.

✔
Our Compensation Policy. Our Compensation Committee and Board of Directors considered our Compensation Policy and other elements of compensation payable to Mr. Zisapel, including other factors set forth in the Companies Law. In reaching their decision, our Compensation Committee and Board of Directors believed that the proposed compensation package to our CEO, taken as a whole, creates the optimal balance between various elements, including the retention needs of our Company and introducing performance-based metrics designed to incentivize for creating shareholder value in the long-term.

✔
Disinterested Vote. Our Compensation Committee and Board of Directors considered that the proposed compensation described above is the result of a careful deliberation process, with the assistance of an independent compensation consultant, was approved solely by disinterested directors and, as required by Israeli law, will be subject to approval by a special majority of disinterested shareholders (see under “Required Vote” below).

The foregoing discussion of the information and factors considered by our Compensation Committee and Board of Directors is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by them in reaching their conclusions and recommendation in relation to Proposal 3. In view of the wide variety of reasons and factors considered and the complexity of these matters, our Compensation Committee and Board of Directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching their determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination.

It is hereby clarified that (i) if this Proposal 3 is not approved, the salary and annual bonus of Mr. Zisapel will continue according to its current terms, as described under "Background" above, and (ii) this Proposal 3 is not contingent on whether Proposal 2 will be approved, but, in such case, our Compensation Committee and Board of Directors may determine that the proposed compensation will be approved while deviating from certain provisions of the Compensation Policy.

The Proposed Resolution

We propose that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that the proposed compensation terms of, including grant of equity-based awards to, Mr. Roy Zisapel, the Company’s President and Chief Executive Officer, as described in Proposal 3 of the Company’s Proxy Statement for the 2022 Annual General Meeting be, and the same hereby, is approved.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the shareholders described in clause (i) does not exceed 2% of the aggregate voting rights in the Company.

The Companies Law requires that each shareholder voting on the proposal will indicate whether or not the shareholder has a personal interest in the proposal. A "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder's family or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the chief executive officer, owns at least 5% of the shares or voting power or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of our ordinary shares.

As of the date hereof, the Company does not have a controlling shareholder within the meaning of the Companies Law. However, Mr. Roy Zisapel and his parents, Yehuda and Nava Zisapel, are deemed to have a personal interest in this matter.

While it is unlikely that any of the Company's public shareholders has a personal interest in this matter, the enclosed form of proxy card includes a certification that you ARE NOT a controlling shareholder and DO NOT have a personal interest in this proposal. Please confirm that you ARE NOT a controlling shareholder and DO NOT have a "personal interest" in Proposal 3 by checking the "YES" box in Proposal 3a of the proxy card. If you are a controlling shareholder or do have a personal interest in Proposal 3, check the "NO" box in Proposal 3a of the proxy card.

Also, if you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact the Company's General Counsel at telephone number: +972-72-391-7045; fax number: +972-3-766-8982 or email gadime@radware.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the above person on your behalf.

√   The Board of Directors recommends a vote FOR the approval of the proposed resolution.

PROPOSAL 4
RE-APPOINTMENT OF AUDITORS
(Proposal 4 on the Proxy Card)
Background

At the Meeting, the shareholders will be asked to approve the Audit Committee’s recommendation to re-appoint Kost Forer Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, or E&Y, and independent certified public accountants in Israel, as our auditors until immediately following the next annual general meeting of shareholders. They have no relationship with the Company or with any affiliate of the Company except, to a limited extent, as tax consultants. The Audit Committee and the Board of Directors believe that such limited non-audit function does not affect the independence of E&Y.

The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act. With respect to fiscal year 2021, we paid E&Y approximately $639,000 for audit and audit related services, $190,000 for tax services and $127,000 for all other fees.

The Proposed Resolutions

It is proposed that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, be, and they hereby are, re-appointed as auditors of the Company until immediately following the next annual general meeting of the Company’s shareholders.

RESOLVED, that the Board of Directors of the Company be authorized to delegate to the Audit Committee the authority to fix the remuneration of said auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual Shareholders Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

√   The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

REVIEW OF FINANCIAL STATEMENTS AND AUDITOR'S REPORT

In accordance with applicable Israeli law, at the Annual General Meeting, the financial statements of the Company for the year ended December 31, 2021 and the related auditor's report in respect thereof will be presented and discussed.

Our auditors' report, consolidated financial statements, and our 2021 Annual Report may be viewed on our website - www.radware.com - or through the SEC's website at http://www.sec.gov/. None of the auditors' report, the consolidated financial statements, the 2021 Annual Report or the contents of our website form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

COPIES OF OUR 2021 ANNUAL REPORT WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED  TO VOTE AT THE ANNUAL GENERAL MEETING, UPON WRITTEN REQUEST TO: RADWARE LTD., 22 RAOUL WALLENBERG ST., TEL AVIV 6971917, ISRAEL, ATTENTION: MICHAEL GOLDBERGER, VP FINANCE.

OTHER BUSINESS

Management currently knows of no other business to be transacted at the Annual General Meeting, other than as set forth in the Notice of 2022 Annual General Meeting of Shareholders; but, if any other matters are properly presented at the Annual General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

SHAREHOLDER PROPOSALS FOR 2023 ANNUAL GENERAL MEETING

We currently expect that the agenda for our annual general meeting to be held in 2023 (the "Next AGM") will include (i) the election of Class III directors; (ii) the approval of the appointment of the Company's auditors; and (iii) presentation and discussion of the financial statements of the Company for the year ended December 31, 2022 and the auditors' report for this period.

Pursuant to Section 66(b) of the Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company's shareholders. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the Next AGM by submitting their proposals in writing to our principal executive office at the following address: Radware Ltd., 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel, Attention: General Counsel.

In accordance with our Articles of Association, for a shareholder proposal to be considered for inclusion in the Next AGM:

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We must receive the written shareholder proposal (i) not less than 90 calendar days prior to the first anniversary of the 2022 AGM, and (ii) not more than 150 days prior to the first anniversary of the 2022 AGM; provided that if the date of the Next AGM is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the 2022 AGM, proposal by the shareholder to be timely must be so delivered not later than the earlier of (i) the 7th calendar day following the day on which we call and provide notice of the Next AGM (or such earlier time permitted by applicable law) and (ii) the 14th calendar day following the day on which public disclosure of the date of such meeting is first made (or such earlier time permitted by applicable law); and

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The written shareholder proposal must be in English and set forth various information required under our Articles of Association about, among other things, the proposing shareholder and the shareholder proposal as well as any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. Radware may disregard shareholder proposals that are not timely and validly submitted.

For the sake of clarity, and without derogating from the provisions of our Articles of Association, the information set forth in this section is, and should be construed, as a "pre-announcement notice" of the Next AGM in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

By Order of the Board of Directors /s/Roy Zisapel ROY ZISAPEL President and Chief Executive Officer

Dated: June 23, 2022

APPENDIX A
Amendments to Radware Compensation Policy for Executive Officers and Directors

(changes shown: proposed new text is underlined, text proposed to be deleted is struck-through):

RADWARE LTD.

COMPENSATION POLICY

FOR

EXECUTIVE OFFICERS AND DIRECTORS

(Amended and Restated through ~~November 10, 2020~~_____, 2022)

RADWARE LTD.

Compensation Policy for Executive Officers and Directors

This Compensation Policy for Executive Officers and Directors (this "Compensation Policy" or this "Policy") of Radware Ltd., an Israeli company ("we", "Radware" or the "Company"), was adopted by the Board of Directors of the Company (the "Board"), following the recommendation of the Company’s Compensation Committee (the "Compensation Committee" or the "Committee").

A.	Overview and Objectives
1.	Introduction
This Policy was adopted in accordance with the requirements of the Israeli Companies Law, 1999 (the “Companies Law”) and applies to the compensation arrangements of all "Executives," which, for purposes of this Policy, shall mean "Office Holders" (as such term is defined in the Companies Law), excluding, unless otherwise expressly indicated, Radware's non-employee directors.

2.	Objectives
We believe that compensation is a key element in our overall human resources strategy to attract, retain, reward, and motivate highly skilled individuals who will assist Radware to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to its long-term success. Accordingly, this Policy was designed to correlate executive compensation with Radware's objectives and goals and otherwise embraces a performance culture that is based on merit and differentiates and rewards excellent performance in the long term.

In light of the foregoing, the main principles and objectives that underlie this Policy, include the following:

•	Compensation should be aligned with our long-term goals. Promoting the Company's goals and purposes, its work program and its policy with a long-term view;
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Compensation should serve to attract and retain the best executives, while maintaining our risk policy. Creating appropriate incentives to attract, retain, reward, and motivate highly skilled individuals while considering, among others, the Company's risk management policy. To that end, this Policy is designed, among others, to align the interests of the Executives with those of Radware and, at the same, creating appropriate balances, such as imposing limitations on cash bonus, commissions and equity based compensation ("Variable Pay") so as to ensure adequate control of risks;

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Compensation should be appropriate for our business. Creating a compensation package that matches the Company's size and nature of operations, while taking into account the Company's global nature with a global workforce;

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Compensation should be competitive. Providing a competitive compensation package to attract, retain, reward, and motivate highly skilled individuals, including by providing increased rewards for superior individual and corporate performance; and

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Compensation should be correlated to individual as well as overall performance. With respect to Variable Pay, compensating based on the individual's contribution to achieving the Company's objectives and generating its profits, with a long-term perspective and in accordance with the individual's role and contribution to the Company.

3.	Process and Elements of Compensation
The Compensation Committee shall first determine the appropriate level of total compensation for each Executive, including the appropriate allocation among the different elements and components of the compensation package, based on the principles set forth in this Policy. In setting compensation of an Executive, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors:

•	the educational, professional experience and accomplishments of the Executive;
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his or her position, responsibilities and prior compensation arrangements. This includes additional compensation for such additional duties and positions in Radware which go beyond the Executive's capacity according to his or her employment agreement;

•	compensation for comparably situated executives;
•	the Executive's past performance and expected contribution to our future growth and profitability;
•	existing and previous employment agreements with the Executive;
•	the relation between the compensation of the Executive and that of other employees in Radware; and
•	any requirements prescribed by applicable law (including, for purposes of this Policy, applicable securities laws and stock exchange regulations) from time to time.
We will aim to provide fair and equitable compensation for our Executives by using various compensation elements and instruments, including base salary; benefits and perquisites; cash bonuses and commissions; equity-based compensation; and retirement or termination of service arrangements.

4.	Overall Compensation - Ratio between Fixed and Variable Pay
In setting compensation of an Executive, we will attempt to balance the mix of Fixed Pay (i.e., base salary, benefits and perquisites) and Variable Pay in order to, among other things, appropriately incentivize Executives to meet Radware's goals while considering, among others, Radware's risk management policies. To that end, the table below reflects the ratio between Fixed and Variable Pay that we target under this Policy, measured on an annual basis:

	Range for Fixed Pay* out of the Total Compensation	Range for Variable Pay out of the Total Compensation**
CEO	~~15~~ 5-40%	60-~~85~~ 95%
Non-Sales Executives	30-60%	40-70%
Sales Executives	10-50%	50-90%

(*)  For purposes hereof, consists of base salary, benefits and perquisites only.

(**) The variable component in regard of the equity-based compensation reflects the value at the date of grant.

The ratios stated in the table above represent the optimal compensation mix desired by the Company and assuming that the bonus and/or commission milestones and targets are fully achieved. Accordingly, the actual ratio may vary based on performance in the relevant year.

5.	Intra-Company Compensation Ratio
In the process of composing this Policy, we have examined the ratio between overall compensation of Executives and the average and median salaries of the other employees (including contractors and agency contractors), as well as the possible ramifications of such ratio on the work environment in Radware were examined in order to ensure, among others, that levels of executive compensation will not have a negative impact on the positive work relations in our company.

To that end, we will target a ratio where the overall Fixed Pay compensation of each Executive, including the CEO, shall be no more than ~~30~~ 10 times the average (and median) of the Fixed Pay compensation for the other employees in such location and further target a ratio where the overall Variable Pay compensation of each Executive, including the CEO, shall be no more than 90 times the average (and median) of the Variable Pay compensation for the other employees in such location.

B.	Base Salary, Benefits and Perquisites
1.	Base Salary
The base salary varies between Executives, and is individually determined according to, among others, the performance, educational background, prior business experience, aptitude, qualifications, role and the personal responsibilities of the Executive.

In addition, since a competitive base salary is essential to Radware's ability to attract and retain highly skilled professionals in the long term, we seek to establish base salary that is competitive with the base salaries paid to Executives of a peer group of companies. Accordingly, we will utilize as a reference comparative market data and practices.

For purposes of attracting and retaining high quality personnel, we may offer a signing bonus to a candidate for an executive position, which shall not exceed an amount of one annual base salary of the Executive.

2.	Benefits and Perquisites
The following benefits and perquisites may be granted to any Executive in order, among other things, to comply with local legal requirements:

•	Vacation of up to 24 days per annum;
•	Sick days of up to 30 days per annum;
•	Convalescence pay according to applicable law;
•	Monthly contribution for a study fund, as allowed by applicable law and with reference to the practice in peer group companies;
•	Radware shall contribute on behalf of the Executive to an insurance policy or a pension fund, or to a policy and a fund, as allowed by law and with reference to the practice in peer group companies;
•	Radware shall contribute on behalf of the Executive to funds toward work disability insurance, as allowed by applicable law and with reference to the practice in peer group companies; and
•	Life and health insurance.
For the sake of clarity, any Executives who are not based in Israel may receive other similar, comparable or customary benefits and perquisites as applicable in the relevant jurisdiction in which they are employed.

In addition, we may offer additional benefits and perquisites to the Executives, which will be comparable to customary industry practices, such as: company cellular phone benefits; company car benefits; refund of business related expenses; relocation expenses; insurances, etc.; provided however, that such additional benefits and perquisites shall be determined in accordance with our policies and procedures.

C.	Cash Bonuses and Commissions

1.	The Objective
A compensation in the form of cash bonus(es) and/or commissions is important in aligning Executives' compensation with Radware's objectives and business goals, such that both individual performance and overall company success are rewarded.

2.	Bonuses and Commissions
Our policy is to allow annual bonus(es) and/or commissions upon the attainment of pre-set financial objectives and personal targets, pursuant to distinguishable terms for the following three Executives' populations:

CEO

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The annual bonus of our CEO will be based upon achievement of milestones and targets and the measurable results of the Company, as compared to our budget and/or work plans (including product roadmap or the like) for the relevant year.

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Such measurable criteria will initially be determined at the beginning of each fiscal year (or start of employment, as applicable) and may include (but is not limited to) any one or more of the following criteria: financial results of the Company, including profits and revenues; product releases; software quality; efficiency metrics; internal and external customer satisfaction; execution of projects, etc.

•	A portion of up to 10% of the annual bonus may be based on the achievement and performance of individual key performance indicators (KPIs), as approved by the Compensation Committee and the Board.
•	In any case, the total amount of the annual bonus for the CEO will not exceed ~~133~~ 200% of the CEO’s annual base salary.
Non-Sales Executives

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The annual bonus of the Non-Sales Executives will be based upon achievement of milestones and targets and the measurable results of the Company, as compared to our budget and/or work plan for the relevant year.

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Such measurable criteria will initially be determined at the beginning of each fiscal year (or start of employment, as applicable) and may include (but is not limited to) any one or more of the following criteria: financial results of the Company, including profits and revenues; product releases; software quality; efficiency metrics; internal and external customer satisfaction; execution of projects, etc.

•	A portion of the annual bonus may be based on the achievement and performance of pre-determined individual KPIs.
•	In any case, the total amount of the annual bonus for any Non-Sales Executive will not exceed the amount of one annual base salary of such Executive.

Sales Executives

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The annual bonus and/or commissions of the Sales Executives will be comprised from bonuses and commissions based upon achievement of targets of revenues and/or gross profit generated by the individual and/or his/her team or division and/or the Company, as initially determined at the beginning of each fiscal year (or start of employment, as applicable).

•	In any case, the total amount of the annual bonus and commissions for any Sales Executive will not exceed the amount of four annual base salaries of such Executive.
3.	Board's Discretion; Special Bonus
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Executives may receive a special bonus based on outstanding personal achievement as shall be approved by the Compensation Committee and the Board. Similarly, the Board may, in extraordinary conditions, reduce the bonus and commissions to which an Executive would otherwise be entitled. However, in both cases, such increase or decrease may be by no more than 20% of the bonus or commissions described above (as applicable) for any year.

4.	Compensation Recovery ("Clawback")
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In the event of an accounting restatement, Radware shall be entitled to recover from any Executive bonus or commissions in the amount of the excess over what would have been paid under the accounting restatement, with a three-year look-back. The compensation recovery will not apply to former Executives of Radware.

•	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards.
•	Nothing in this Section 4 derogates from any other "clawback" or similar provisions regarding disgorging of profits imposed on Executives by virtue of applicable law or other Company practices.

D.	Equity Based Compensation

1.	The Objective
The equity based compensation for Radware's Executives is designed in a manner consistent with the underlying objectives determining the base salary and the annual bonus, its main objectives being to enhance the alignment between the Executives' interests with the long term interests of Radware and its shareholders, and to strengthen the retention and the motivation of Executives in the long term. In addition, since these equity based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

2.	General guidelines for the grant of awards
•	The equity based compensation may be in a form of a mixture of various types of equity based instruments, which includes, without limitation, stock options and restricted stock units.
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The equity based compensation shall be granted from time to time and individually determined and awarded according to the performance, educational background, prior business experience, aptitude, qualifications, role and the personal responsibilities of the Executive.

•	Equity based compensation for Radware's Executives shall vest over a minimum of three (3) years.
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The fair market value of the equity based compensation for the Executives  will be determined according to acceptable valuation practices at the time of grant. Such fair market value shall not exceed (i) in the case of Executives (excluding the CEO) - the equivalent of five (5) annual ~~salary~~ salaries for each Executive per year of vesting, on a linear basis and (ii) in the case of the CEO - the equivalent of 20 annual salaries per year on a non-linear vesting (respectively, “Equity Cap”).

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The vesting and/or the grant of such equity based compensation may be contingent upon various performance conditions, including, without limitation,  Total Shareholder Return (“TSR”) or the increase in the market price of Radware's ordinary shares.

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The Board may, following approval by the Compensation Committee, (1) extend the period of time for which an award of an Executive is to remain exercisable, (2) make provisions with respect to the acceleration of the vesting period of any Executive's awards, including, without limitation, in connection with a corporate transaction involving a change of control, and (3) for the sake of clarity, permit the grant of equity-based awards by any subsidiaries of Radware (whether wholly owned or not) to Executives; provided that the aforesaid principles (including vesting period and Equity Cap) shall apply, subject to applicable changes.

E.	Retirement and Termination of Service Arrangements

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Radware may provide an Executive a prior notice of termination of up to six (6) months, during which the Executive may be entitled to all or a portion of his or her compensation elements, and to the continuation of vesting of his options or other awards. Unless the Company decides to release the Executive from this obligation, the Executive will be required to continue performing all roles and responsibilities during the notice period.

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Radware may provide an additional adaptation or transition period during which the Executive will be entitled to up to six (6) months of continued base salary, benefits and perquisites. Additionally, the Board may, upon approval by the Compensation Committee, approve to extend the vesting of Executive's options or other awards during such period. In this regard, the Compensation Committee and Board of Directors shall take into consideration the Executive's term of employment, the Executive's compensation during employment with the Company, the Company's performance during such period, and the contribution of the Executive in achieving the Company's goals and the circumstances of termination.

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Radware may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices, including, without limitation, release of pension and provident funds and/or manager insurance policies contributed and accrued to the benefit of such Executive through the date of termination (or, if and when there is a shortfall in the amount of such funds, including in the case of resignation, supplementing such shortfall amount) to the Executive and/or any person designated by him or her.

F.	Exculpation, Indemnification and Insurance

•	Except as may be otherwise approved from time to time by the shareholders, Radware may exempt its Directors and Executives from the duty of care.
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Radware may indemnify the Directors and Executives to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on them, as shall be provided in an indemnity agreement between such individuals and Radware.

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Radware will provide "Directors and Officers Insurance" for its Directors and Executives, with aggregate coverage that will not exceed the higher of (A) US$50 million and (B) 25% of its shareholders’ equity, unless otherwise determined by the shareholders from time to time.

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Radware may also purchase such D&O insurance with respect to specific events, such as public offerings, or with respect to periods of time following which the then existing insurance coverage ceases to apply, such as “run-off” coverage in connection with a change in control; provided  that the aggregate coverage therefor shall not exceed the aggregate coverage at such time for the D&O Insurance.

G.	Non-Employee Directors Compensation
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The non-employee members of Radware's board may (and, in the case of statutory external directors, shall) be entitled to remuneration and refund of expenses according to the provisions of the Companies Regulations (Rules on Remuneration and Expenses of Outside Directors), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

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It is hereby clarified that such non-employee directors may be granted equity based compensation which shall vest over a period of not less than three (3) years, and having a fair market value (determined according to acceptable valuation practices at the time of grant) not to exceed, with respect to each director, US$450,000 per year of vesting, on a linear basis, subject to applicable law and regulations.

H.	Miscellaneous
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This Policy will remain in effect for a period of three years since the last date this Policy (or an amendment thereto) was approved. The Compensation Committee and the Board shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

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This Policy is designed solely for the benefit of Radware and none of the provisions thereof are intended to provide any rights or remedies to any person other than Radware. In particular, this Policy does not, and shall not be deemed to, grant any rights to the Company’s directors and Executives to receive any elements of compensation set forth in this Policy. The elements of compensation to which a director or Executive will be entitled will be exclusively those that are determined and approved specifically in relation to him or her in accordance with the approval requirements of the Companies Law.